Exhibit 99.94

FOR IMMEDIATE RELEASE

TSX Symbol: COA

NASDAQ OMX Symbol: COA

[Logo of Coastal Contacts, Inc.]

COASTAL CONTACTS REPORTS FOURTH QUARTER AND FISCAL YEAR 2010 RESULTS

Vancouver, British Columbia — December 16, 2010 - Coastal Contacts Inc. (“Coastal” or “the Company”) (TSX: COA, Nasdaq OMX: COA) today announced its financial results for the fourth quarter and fiscal year ended October 31, 2010.

Sales for the fourth quarter of 2010 increased 7% to $40.5 million versus $37.7 million in the fourth quarter of 2009, and include $6 million from the eyeglasses segment. Adjusted EBITDA during the quarter was $2.0 million compared to $2.8 million in the fourth quarter of 2009. Net income for the fourth quarter of 2010 was $1.4 million or $0.03 per share, compared with $0.6 million, or $0.01 per share in the fourth quarter of 2009. Sales for the fourth quarter increased 9% compared with the fourth quarter of 2009 exclusive of exchange rate fluctuations.

Sales for the 2010 fiscal year increased 10% to a record of $153 million compared with $140 million in 2009. Sales of eyeglasses totaled $20 million, a 113% increase over Coastal’s fiscal year 2009 eyeglasses sales. Revenue grew 15% excluding the effects of foreign exchange rate fluctuations. Adjusted EBITDA for fiscal 2010 was $7.8 million compared with $8.0 million for fiscal 2009. Net income for the fiscal year increased to $3.1 million or $0.05 per share compared with $2.7 million or $0.05 per share in fiscal 2009.

Mr. Roger Hardy, Coastal’s President and CEO, commented, “We are pleased with our strong fourth quarter results and progress we have made throughout the year. Our emerging eyeglasses category is driving top line growth, increasing 113% over 2009. Sales of eyeglasses were $20 million in 2010 and we expect this growth trend to continue in the coming year.

Investments we have made in the eyeglasses category over the past two years are showing positive signs as we have quickly become one of the leaders in the online eyeglasses channel. We are at the leading edge of a very interesting market transition that is extremely receptive to our offering and unique value proposition. It remains day one in terms of the impact that online retailing will have on the $37 billion eyeglasses market. We are positioned to make significant advancements this year as we continue to make strategic investments to expand our manufacturing, warehousing, and distribution capabilities.

We believe having more than 2.8 million vision corrected customers in our system, provides Coastal with a clear advantage in the online eyeglasses category, allowing us to acquire eyeglasses customers more cost effectively than other competitors.

Our core contact lens business continues to show predictable recurring sales as more than 71% of orders this year were from repeat customers. Coastal’s contact lens business grew 7% during the year, exclusive of exchange rate fluctuations, outpacing the growth of the contact lens industry. While we continue to invest in this important category, we are directing more of our growth investments toward our eyeglasses offering which targets a market almost ten times the size of the contact lens market and one which we believe will prove more lucrative over the long term.”

The Company noted the following financial highlights for 2010:

•                  Total order volume was approximately 1.6 million orders in fiscal 2010, a 17% increase over fiscal 2009.

•                  Sales increased to $153 million in fiscal 2010, an increase of 10% over the previous year (15% excluding the impact of foreign exchange rate fluctuations).

•      Eyeglasses sales increased 113% to $20 million in 2010.

•      Sales in Canada and the United States increased 36% to $61 million in 2010.

•      Repeat orders accounted for more than 71% of total orders.

•      Gross margins were 29% of sales compared with 31% in fiscal 2009.

•                  Cash balance of $18.3 million at the end of fiscal 2010 compared with $11.5 million at the end of fiscal 2009.

•                  Purchased and cancelled approximately 1.7 million shares of the Company’s common stock during fiscal 2010 under the terms of the approved Normal Course Issuer Bid.

COASTAL CONTACTS INC.

CONSOLIDATED BALANCE SHEETS

(CAD $000’s)

As at October 31	2010	2009

ASSETS
Current
Cash and cash equivalents	$18,266	$11,532
Accounts receivable	8,866	7,965
Inventory	17,536	15,701
Other current assets	3,410	2,015
	48,078	37,213

Property, equipment and leasehold improvements	5,558	2,813
Intangibles and Goodwill	16,623	17,274
	$70,259	$57,300

LIABILITIES
Current
Accounts payable and accrued liabilities	$27,012	$17,908
Other current liabilities	943	615
	27,955	18,523

Capital lease obligation	2,508	—
Other liabilities	425	—
Future income tax	3,359	3,614
	34,247	22,137

SHAREHOLDERS’ EQUITY
Shareholders’ equity	36,012	35,163
	$70,259	$57,300

COASTAL CONTACTS INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(CAD $000’s)

Years ended October 31	2010	2009

Sales	$153,166	$139,870
Cost of sales	109,390	97,009
Gross profit	43,776	42,861

Advertising	18,069	18,098
Selling, general and administration	19,708	16,758
Amortization	2,272	2,585
Share-based compensation	485	694
Interest expense (income)	96	(67)
Foreign exchange (gain) loss	97	(110)
Listing costs	—	906
Earnings before income taxes	3,049	3,997
Income tax expense (recovery)	(53)	1,250
Net earnings	3,102	2,747

Basic net earnings per share	$0.05	$0.05
Diluted net earnings per share	$0.05	$0.05

COASTAL CONTACTS INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(CAD $000’s)

Three months ended October 31	2010	2009

Sales	$40,485	$37,716
Cost of sales	28,653	25,930
Gross profit	11,832	11,786

Advertising	5,268	4,678
Selling, general and administration	5,143	4,280
Amortization	242	751
Share-based compensation	26	209
Interest expense (income)	67	1
Foreign exchange (gain) loss	(174)	(121)
Listing costs	—	906
Earnings before income taxes	1,260	1,082
Income tax expense (recovery)	(181)	434
Net earnings	1,441	648

Basic net earnings per share	$0.03	$0.01
Diluted net earnings per share	$0.02	$0.01

Coastal Contacts will host a conference call to review the financial results and company operations on Thursday, December 16, 2010 at 1:30pm PT. Participating in the call will be Roger Hardy, Founder and CEO and Glen Kayll, CFO.

To attend the call, participants may dial:

North American Toll Free	1-888-892-3255

Sweden	46 8 5250 3436

A replay of the call will be available for 7 days. To access the replay listeners may dial:

Local/International	1-800-937-6305
Passcode	818757

The following selected financial information is qualified in its entirety by, and should be read in conjunction with our audited consolidated financial statements for the fiscal year ended October 31, 2010 and accompanying notes and Management’s Discussion and Analysis which may be viewed on SEDAR at www.sedar.com.

Coastal’s risks and uncertainties are discussed in detail in Coastal’s Annual Information Form dated January 29, 2010, which is also available on SEDAR.

Supplemental Non-GAAP Measures

Coastal’s reorder rate is defined as the percentage of orders in the quarter shipped to customers that we estimate have ordered from us in the past.

Coastal reports its results in accordance with Canadian GAAP, however, Coastal presents adjusted EBITDA as the Company believes that its investors may use these figures to make more informed investment decisions about the Company. Adjusted EBITDA is a non-GAAP measure that does not have any standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. Adjusted EBITDA should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

Adjusted EBITDA is a measure Coastal believes is useful in assessing performance and highlighting trends on an overall basis. Adjusted EBITDA differs from the most comparable GAAP measure, net earnings, primarily because it does not include interest, income taxes, amortization, share-based compensation expense, the costs incurred in association with changes in our European management, restructuring costs, stock market listing costs and unrealized foreign exchange gains and losses.

The following table provides a reconciliation of net earnings to adjusted EBITDA:

	Three months ended		Years ended
	October 31		October 31
($000’s)	2010	2009	2010	2009

Net earnings (loss)	$1,441	$648	$3,102	$2,747

Depreciation and amortization	242	751	2,272	2,585

Interest expense (income), net	67	1	96	(67)

Income tax expense — current	(138)	366	171	1,286

Income tax expense (recovery) — future	(43)	68	(224)	(36)

Share-based compensation	26	209	485	694

Foreign exchange (gain) loss	(174)	(121)	97	(110)

Listing and management change costs	596	906	1,784	906

Adjusted EBITDA	$2,017	$2,828	$7,783	$8,005

About Coastal Contacts Inc.:

Coastal Contacts Inc. is the world’s leading direct-to-consumer vision products company which designs, produces and distributes a diversified offering of contact lenses and eyeglasses. The Company’s unique combination of branded and private label products represent quality, value and above all, service. Coastal sells into more than 150 countries through proprietary web properties which reflect the culture and consumer preference of the target market. As new markets for eyeglasses and contact lenses evolve, Coastal is positioned to become the vision product consumer’s retailer of choice owing to its compelling value proposition combining value and service. A leader in many of its markets, Coastal is rapidly advancing toward its goal of becoming the “World’s Optical Store”.

For further information:

Terry Vanderkruyk

Vice President, Corporate Development

Coastal Contacts Inc.

604.676.4498

terryv@coastalcontacts.com

Forward Looking Statements

All statements made in this news release, other than statements of historical fact, are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” and similar expressions typically are used to identify forward-looking statements.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about Coastal’s business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying our expectations regarding forward-looking statements contained in this news release include, among others, that the eyeglasses growth trend coastal is experiencing will continue, that Coastal expects to expand our manufacturing, warehousing and distribution capabilities, and that Coastal will direct more of our growth investments toward its eyeglasses offering.

Persons reading this news release are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. Reference should also be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information Form dated January 29, 2010 and in the NASDAQ OMX Stockholm listing prospectus dated October 14, 2009, as filed on Sedar and with the Swedish Financial Supervisory Authority, for a detailed description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this news release and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law.